January 24, 2018

VIA EMAIL AND EDGAR

Lisa Vanjoske
Division of Corporation Finance
Office of Healthcare & Insurance
United States Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549

Re:     Letter Dated January 23, 2018
Aspen Insurance Holdings Limited
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 22, 2017
File No. 001-31909

Dear Ms. Vanjoske:

I refer to your letter dated January 23, 2018 in relation to the above addressed to Scott Kirk, Chief Financial Officer of Aspen Insurance Holdings Limited (“Aspen”).

Aspen notes the content of your letter and will respond within a timely manner. Your comments, however, relate to issues of detail which will require considerable coordination, both internally and with our external advisors. As advised during our telephone conversation on January 24, 2018, Aspen does not believe that it will be possible to respond to your letter within the 10 business day period you have requested due to Aspen’s year-end closing process. Accordingly, Aspen respectfully requests an extension to file its response to your letter until February 20, 2018.

Thank you for your consideration of our request for an extension. If you have any questions or would like to discuss this issue further, please do not hesitate to contact me at +44 207 184 8189 or via email at silvia.martinez@aspen.co.

Yours sincerely, Aspen Insurance Holdings Limited
/s/ Silvia Martinez
Silvia Martinez
Associate Group General Counsel

cc: Jim Rosenberg, Securities and Exchange Commission

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